UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

 (Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is the Memorandum of Understanding, dated July 27, 2008, by and between ILOG S.A. and International Business Machines Corporation:

MEMORANDUM OF UNDERSTANDING

BETWEEN

1.                                                International Business Machines Corporation, a New York corporation, having its registered office at New Orchard Road, Armonk, New York, 10504,

hereinafter referred to as “Bidder”,

ON THE ONE HAND,

AND

2.                                                ILOG S.A., a French company, registered with the Créteil Registry under number 340 852 458, having its registered office at 9 rue de Verdun, 94250, Gentilly, hereinafter referred to as “Target”,

ON THE OTHER HAND,

Bidder and Target are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS

A.                                            Bidder is a New York corporation, a leader in the field of information technology and consulting services. Target is a French company which provides innovative software solutions to facilitate business and supply chain management.

B.                                              Target’s Shares are currently admitted to trading on the Eurolist by EuronextTM. Target’s American Depositary Shares, each representing one Share, are listed on NASDAQ.

C.                                              Bidder and Target signed an agreement on 19 June 2008 pursuant to which Target granted Bidder a period of exclusivity in which to formulate a proposal for the acquisition of Target’s Shares and Warrants. Further to due diligence by Bidder and discussions between Bidder and Target, Bidder and Target have agreed that the combination of their two companies, by way of an acquisition of Target by Bidder, will best serve the interests of Target, its employees, shareholders and other securityholders.

D.                                             Bidder has authorization to acquire Target through the filing by Bidder or an affiliate of Bidder of concurrent tender offers in France and in the United States (together with any subsequent offer of Bidder or affiliate of Bidder, the “Offers”) for Target’s Shares,Warrants and Target’s ADSs, upon certain terms and conditions which are described in this Memorandum of Understanding (the “MOU”), and is authorized to negotiate and execute the MOU.

E.                                               On the date hereof, Target’s board of directors (the “Target Board”) unanimously: (i) determined that the acquisition of Target by Bidder or an affiliate of Bidder through the Offers was in the best interests of Target, its employees and, subject to consideration of a fairness opinion, its shareholders and other securityholders; (ii) decided, in compliance with article 261-1 I 2° and 5° of the Règlement général de l’AMF (the “AMF Regulation”), to confirm the appointment made by Target’s CEO (Président directeur général) on 18 July 2008 of Ricol, Lasteyrie & Associés as independent expert (the “Independent Expert”) to produce a fairness opinion regarding the terms of the French Offer (the “Fairness Opinion”); (iii) decided that, upon receipt of the Fairness Opinion and subject to the findings and conclusions of such Fairness Opinion, it would decide upon a final recommendation to its securityholders  to tender their securities to the Offers and authorize the CEO to tender the Treasury Shares to the French Offer; and (iv) decided to authorize the CEO to enter into this MOU on behalf of Target.

Immediately prior to the Target Board meeting referred to above, the members of the workers’ council of Target were informed of the contemplated acquisition of Target by Bidder.

F.                                               Bidder has obtained undertakings from certain corporate and institutional shareholders of Target (each of whom holds 2% or more of Target’s Shares outstanding at the date hereof) to tender their Shares, whether directly or indirectly held, to the French Offer and/or to the U.S. Offer, which undertakings together represent approximately 10% of the Target Shares outstanding at the date hereof.

G.                                              Prior to the date hereof, Target furnished to Bidder information requested by Bidder regarding the U.S. ownership of Target’s Shares, Target’s ADSs and Target’s Warrants.

H.                                             Bidder and Target wish to make certain agreements in connection with the Offers and to set forth certain conditions to the Offers.

Terms capitalized and not otherwise defined in these recitals and this MOU have the meanings given to them in Annex 1 hereto unless the context otherwise requires.

THEREFORE IT HAS BEEN AGREED AS FOLLOWS

1.                                               CONDITIONS PRECEDENT

The respective obligations of Bidder and Target under Articles 2.2, 3.2 and 4 shall be subject to (a) the fulfillment, or (b) waiver by Bidder, of the following conditions by 15 September 2008:

the Fairness Opinion, stating that the financial terms and conditions of the Offers are fair, shall have been delivered to the Target Board and the Target Board shall have unanimously, after reviewing such Fairness Opinion: (a) confirmed that the acquisition of the Target by Bidder through the Offers is in the best interests of Target, its employees, shareholders and other securityholders; (b) recommended its shareholders and other securityholders to tender their securities to the Offers; (c) decided to modify the terms and conditions of the Warrants, to allow the holders to tender such Warrants to the Offers; and (d) authorized the CEO to tender the Treasury Shares to the Offers, and each member of the Target Board shall have declared that he will tender his Shares and Warrants to the Offers (the “Board Recommendation”).

2.                                               UNDERTAKINGS OF THE BIDDER RELATING TO THE OFFERS

2.1                                        Non-Conditional Bidder Undertakings

2.1.1                             Provision of information

Bidder shall furnish to Target all information concerning Bidder requested by Target that is required by applicable U.S. or French laws or regulations to be included in the Target French Offer Documents and the Target Schedule 14D-9 Documents and in any correspondence between Target and the AMF and the SEC in respect of the French Offer and the U.S. Offer respectively.

2.1.2                             Preparation of documents

Provided that it receives the cooperation and assistance of Target in accordance with Articles 3.1.1, 3.1.2 (iii) and 5, Bidder shall prepare the Bidder U.S. Offer Documents and Bidder French Offer Documents in compliance with applicable laws and regulations and prior to the filing of any Bidder U.S. Offer Documents with the SEC, of any Bidder French Offer Documents with the AMF, or responding to any material comments of the SEC or the AMF, Bidder shall provide Target with a reasonable opportunity, in light of the relevant deadlines, to comment on the Bidder U.S. Offer Documents and Bidder French Offer Documents or on the responses to the material comments of the SEC or the AMF and Bidder shall take into account any reasonable comments made by Target.

2.1.3                             Notification to the French Ministry of Economy

Bidder will, or will cause an affiliate of Bidder to, contact the French Ministry of Economy as soon as practicable, and in any event no later than 1 August 2008, with a view to determining in good faith the earliest date upon which Bidder may reasonably file a request for prior authorization pursuant to article L.151-3 of the French Financial and Monetary Code relating to foreign investment control.

2.2                                        Conditional Bidder Undertakings

The obligations of Bidder under this Article 2.2 shall be subject to (a) the fulfillment, or (b) waiver by Bidder, of the conditions stipulated under Article 1.

2.2.1                             Filing of the Offers

Bidder shall, or shall cause an affiliate of Bidder to, file with the AMF a recommended cash public offer for all of the Shares and Warrants (together with any subsequent offer of Bidder or affiliate of Bidder filed with the AMF, the “French Offer”) at the latest five (5) French trading days following the date of the fulfillment or waiver of the conditions stipulated in Article 1.

In accordance with applicable provisions of the AMF Regulation, Bidder will, or will cause an affiliate of Bidder to, file with the AMF a draft offer document (“note d’information”) relating to the French Offer, a draft regulatory press release (“communiqué”) and a document presenting the Bidder’s legal, financial and accounting characteristics (“autres informations”), such documents, together with any supplements or amendments thereto, being the “Bidder French Offer Documents”.

Bidder also shall, or shall cause an affiliate of Bidder to, make a cash public offer for the Shares and Warrants held by persons resident in the United States and a cash public offer for the Target’s ADSs, wherever held (together with any subsequent offer of Bidder made in respect of such Shares, Warrants and the Target’s ADSs, the “U.S. Offer”), such offer being made on terms substantially similar to those of the French Offer and the completion of which will be subject to substantially the same conditions.

Bidder will, or will cause an affiliate of Bidder to, file with the SEC, on or as soon as practicable after the date of opening of the French Offer, a Schedule TO in respect of the U.S. Offer (such Schedule TO and the documents included therein pursuant to which the U.S. Offer will be made, together with any supplements or amendments thereto, being the “Bidder U.S. Offer Documents”).

The key terms and conditions of the French Offer and the U.S. Offer are set forth in Annex 2 (any or all of which such conditions may be waived by the Bidder, subject to applicable laws and regulations).  The French Offer and the U.S. Offer will not be subject to any conditions other than those set forth in Annex 2. Bidder undertakes to amend and complete the Bidder French Offer Documents in accordance with such reasonable requests from the AMF as are consistent with usual practice.

2.2.2                             Treatment of Existing Stock Options and Free Shares

If the Offers are successful, Bidder and Target agree that Target will offer the benefit of the mechanisms as described in Annex 3.

2.2.3                             Notification to the French Ministry of Economy

Bidder will, or will cause an affiliate of Bidder to, file with the French Ministry of Economy as soon as practicable, and in any event no later than the day of the filing of the French Offer a request for prior authorization pursuant to article L.151-3 of the French Financial and Monetary Code relating to foreign investment control.

2.2.4                             Existing rights to indemnification of directors and officers

Bidder agrees that, as of the date of the settlement and delivery of the Offers (the “Settlement Date”), all rights then existing to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the settlement of the Offers in favor of the current or former directors or officers of Target and its subsidiaries and as in effect on the date of this MOU shall continue in full force and effect in accordance with their terms provided that they have been disclosed to Bidder, and Bidder has been provided with access to them, as of the date hereof.

3.                                               UNDERTAKINGS OF THE TARGET RELATING TO THE OFFERS

3.1                                        Non-Conditional Target Undertakings

3.1.1                             Determination of the Target’s Securities Owned by U.S. persons

In furtherance of the actions of the Target described in recital G, Target undertakes to use its commercially reasonable efforts to provide Bidder, as soon as possible following the signature of this MOU, with such further information and representations requested by Bidder as to the number of Target’s ADS’s, Shares and Warrants owned by U.S. persons.

3.1.2                             Management of Target  until the Filing of the French Offer

Target undertakes that, from the date hereof until the filing of the French Offer:

(i)                    Target and its subsidiaries shall conduct their business in the ordinary course and in accordance with past practices (except to the extent contemplated by this MOU) and shall not, without prejudice to the generality of the foregoing: (i) make or agree to make any investments or divestments or enter into any other commitment or contract which would be in excess of the size ordinarily carried out by Target or which may prevent the implementation of this MOU or would reasonably be expected to delay the closing of the Offers, (ii) declare, authorize, make or pay a dividend (in cash or in kind) or other distribution of a similar nature or any reduction of capital, or (iii) make, agree to make or decide upon any change to the capital structure of Target (other than any issuance of shares upon exercise, conversion or exchange of securities or stock options outstanding as of the date of this MOU);

(ii)                 Target shall fully cooperate with the Independent Expert in order to allow him to establish the Fairness Opinion; and

(iii)              Target shall furnish to Bidder all information concerning the Target requested by Bidder that is required by applicable U.S. or French laws or regulations to be included in the Bidder U.S. Offer Documents and the Bidder French Offer Documents and in any correspondence between Bidder and the SEC (including any SEC “no action” letters) and the AMF in respect of the U.S. Offer and the French Offer respectively.

3.1.3                             Change of control

Target undertakes that, as soon as reasonably practicable, and in any event from the date of the filing of the French Offer, until the settlement and delivery of the French Offer, Target shall use its commercially reasonable efforts to obtain consents by third parties under change of control clauses in the contracts entered into by Target where it is necessary to avoid disruption or prejudice to the business of Target as a result of the change of control of Target in connection with the Offers.

3.1.4                             Preparation of documents

Target shall prepare the Target Schedule 14D-9 Documents and Target French Offer Documents in compliance with applicable laws and regulations and prior to the filing of any Target Schedule 14D-9 Documents with the SEC, of any Target French Offer Documents with the AMF, or responding to any material comments of the SEC or the AMF, Target shall provide Bidder with a reasonable opportunity, in light of the relevant deadlines, to comment on the Target Schedule 14D-9 Documents and Target French Offer Documents or on the responses to the material comments of the SEC or the AMF and Target shall take into account any reasonable comments made by Bidder.

3.1.5                        Exclusivity

During the term of this MOU, Target undertakes:

(a)                        not to, nor to permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or knowingly take any other action (including sale of any of its Treasury Shares) to facilitate, any Takeover Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise knowingly cooperate in any way with, any Takeover Proposal; and

(b)                       to notify Bidder of the receipt by it of each and any Takeover Proposal or of any contact which may lead to a Takeover Proposal including the material details thereof and the identity of the persons involved, within one French trading day of such receipt or contact; and to keep Bidder reasonably and regularly informed of the status of such Takeover Proposal or contact, including the material details thereof, provided, however, that nothing contained in this Article or elsewhere in this MOU shall (A) prohibit Target or the Target Board from complying with applicable laws and regulations, (B) prohibit Target from communicating, as of the filing or the announcement date of the French Offer, to a third party the same information as the information communicated to Bidder in compliance with Recommendation 2003-01 of the Commission des opérations de bourse, or (C) prevent discussions or negotiations with a third party who files with the AMF a public offer for Target.

3.1.6                             Target Shareholders

Target undertakes that it will, if permitted by applicable laws and regulations, use its commercially reasonable efforts to assist Bidder to obtain undertakings from certain corporate and institutional securityholders holding 2% or more of the Shares outstanding from time to time (as shall have been agreed by Bidder and Target) that such securityholders will contribute their Shares to the French Offer insofar as such undertakings have not already been obtained from such securityholders. Such commercially reasonable efforts shall include, without limitation, approaching such securityholders and making such communications to such securityholders as Bidder shall reasonably request and Target shall agree to, such agreement not to be unreasonably withheld, and Target undertakes to keep Bidder promptly informed of such discussions, approaches and communications.

3.1.7                             Representations and warranties of Target

Target represents and warrants that:

(a)                                     Pierre Haren has the requisite capacity, power and authority  to enter into this MOU on behalf of Target, and this MOU has been duly and properly approved by Target Board in accordance with Target’s constitution;

(b)                                    the Shares, Warrants and Stock Options have been duly and validly issued or granted and the Shares and Warrants are fully paid up;

(c)                                     Target is not aware of any material fact or circumstance adversely affecting the affairs of  Target’s group as a whole which has not been disclosed publicly or to Bidder and which, if disclosed, might have a noticeable (“sensible”) influence on the traded market price of the Shares, and Target has disclosed to Bidder, and provided Bidder with access to, any contract entered into by Target or any member of Target’s group that (i) represents a substantial portion of Target’s revenue for each of the last three (3) years, or (ii) relates to intellectual property licensed by Target that Target uses in any of its products;

(d)                                    Target has made public through the channels prescribed by applicable French and U.S. laws and regulations all information that has to be made available to Target’s securityholders under applicable laws and regulations;

(e)                                     Target is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act; and

(f)                                       the Offers (excluding the Warrants) qualify for exemptive relief under Rule 14d-1(d) under the Exchange Act.

In connection with the execution and delivery of this MOU and the consummation of the French Offer and the U.S. Offer contemplated hereby, Bidder has not relied upon, and Bidder expressly waives and releases Target and its Representatives from, any liability for any claims relating to or arising from any representation or warranty provided by Target or any of its Representatives, except for those representations and warranties of Target set forth in this Article 3.1.7. In deciding to enter into this MOU, and to consummate the French Offer and the U.S. Offer, Bidder has relied solely upon its own knowledge, investigation, judgment and analysis (and that of its Representatives) and not on any representation and warranty made by, or on the part of, Target or any of its Representatives, other than the express representations and warranties of Target set forth in this Article 3.1.7.

3.2                                        Conditional Target Undertakings

The obligations of Target under this Article 3.2, shall be subject to (a) the fulfillment or (b) waiver by Bidder, of the conditions stipulated under Article 1.

3.2.1                             Filing of the Target French Offer Documents

In accordance with applicable provisions of the AMF Regulation, Target will file with the AMF, simultaneously with the filing of the Bidder French Offer Documents, a draft offer document relating to the French Offer (“note en réponse”), a draft regulatory press release (“communiqué”) and a document presenting the Target’s legal, financial and accounting characteristics (“autres informations”), such documents, together with any supplements or amendments thereto, being the “Target French Offer Documents”. The Target French Offer Documents shall include the Fairness Opinion and the Board Recommendation.

Target undertakes to amend and complete the Target French Offer Documents in accordance with such reasonable requests from the AMF as are consistent with usual practice.

3.2.2                             Filing of the Target Schedule 14D-9 Documents

Target will file with the SEC, simultaneously with the opening of the French offer (and in any case, within the time period required by applicable U.S. laws and regulations), a Schedule 14D-9 recommendation/solicitation statement with respect to the U.S. Offer (such Schedule 14D-9, including, without limitation, the Fairness Opinion, together with any supplements or amendments to such Schedule 14D-9, the “Target Schedule 14D-9 Documents”).

3.2.3                             Treasury Shares

Target undertakes, if required by Bidder, to tender and to cause its affiliates to tender to the French Offer, all of the Treasury Shares it or such affiliates hold and will come to hold from the date hereof to the closing of the French Offer or the closing of its re-opening period, other than Treasury Shares necessary to satisfy the Target’s obligations at the date hereof including in respect of the exercise of any option to purchase Target’s Shares or any other right resulting in the granting of Target’s Shares before the closing of the Offers.

3.2.4                             Insurance

Prior to the Settlement Date, Bidder or Target shall obtain a “tail” insurance policy to become effective at the Settlement Date with a claims period which shall extend until the date six years following the Settlement Date with respect to directors’ and officers’ liability insurance covering each person currently covered by the Target’s directors’ and officers’ liability insurance policy in effect on the date of this MOU (the “Existing D&O Policy”) for acts or omissions occurring prior to the Settlement Date, and such insurance policy shall be on terms no less favorable to Target than those of the Existing D&O Policy; provided, that in no event shall Bidder be required to pay, with respect to the entire six-year period following the Settlement Date, premiums for insurance under this Article 3.2.4 that in the aggregate exceed 300% of the aggregate premiums paid by Target in respect of the period 10 February, 2008 to 10 February, 2009 under the Existing D&O Policy (which premiums for such period are hereby represented and warranted by Target to be $150,000); provided further that Bidder shall nevertheless be obligated to provide such coverage, with respect to the entire six year period following the Settlement Date, as may be obtained for such 300% amount. For avoidance of doubt, nothing in this Article 3.2.4 shall require Bidder to make expenditures exceeding $450,000 in the aggregate. Bidder shall have the right to appoint the insurance broker of its choosing to effect the runoff coverage of the directors’ and officers’ liability insurance required by this Article 3.2.4. If requested by Bidder, Target shall issue a broker of record letter naming the insurance broker selected by Bidder to effect such runoff coverage, and Target shall provide all cooperation and information reasonably requested by Bidder and the selected insurance broker with respect to the procurement of such runoff coverage.

3.2.5                             Shares Held by Employee Mutual Investment Funds

Target shall recommend to, and use its best efforts to cause, the competent body or bodies of FCPE ILOG Actionnariat and any other Target employees’ mutual investment funds (“fonds communs de placement d’entreprise” or “FCPEs”) holding Target Shares to tender such Shares to the French Offer.

3.3             Break Fee

Target shall pay to Bidder a break fee of € 4,000,000, representing approximately 2% of the Offers total consideration (the “Break Fee”), in order, inter alia, to compensate Bidder for its costs and its management time, if:

a)              the Target Board either does not make the Board Recommendation on or prior to 15 September 2008, or withdraws or modifies the Board Recommendation and/or recommends a tender offer from a third party;

b)             a third party files a tender offer before Bidder has filed the French Offer and it has been declared compliant by the AMF (irrespective of whether any challenge is or may be made to such compliance decision) and Bidder subsequently announces that it will not file the French Offer; or

c)              the French Offer is withdrawn pursuant to article 232-11 of the AMF Regulation.

The payment of such Break Fee shall occur within ten (10) calendar days of the date on which the event having triggered it shall have occurred. Target acknowledges that the agreements contained in this Article 3.3 are an integral part of the Offers and that, without these agreements, Bidder would not enter into this MOU.

The payment of any amounts due pursuant to this Article 3.3 shall not constitute the exclusive remedy of Bidder under this MOU. Without limiting the generality of the foregoing, in the event of a breach (or deemed breach) by the Target of Article 3.1.5, Bidder may seek any and all other remedies available at law or in equity to which Bidder is entitled.

4.                                               STAFF, EMPLOYMENT AND CAREER OPPORTUNITIES

Bidder’s policy is to compensate its employees based on appropriate bench-marks considering the businesses it operates and the local market for labor. Associate base compensation is targeted at the median of the relevant comparable companies in all locations around the world where Bidder has significant operations. Benefits programs are also targeted at the median of the relevant local markets.

Bidder shall cause Target and its affiliates, after the successful outcome of the Offers, to:

(a)                        remain committed by their undertakings and commitments towards past or current employees and mandataires sociaux (together, the “Employees”) regarding remuneration, options, termination, and other employment-related benefits (together, the “Benefits”), as such Benefits existed on 30 June, 2008 (subject to amendments either made since such date in the ordinary course of business or agreed upon with Bidder); and

(b)                       subject to (a) above, provide the Employees with benefits under employee benefit plans which are substantially comparable in the aggregate to those currently provided by Target to such Employees.

5.                                               COOPERATION BETWEEN THE PARTIES

The Parties undertake to cooperate for the purpose of completing the Offers and the acquisition of Target by Bidder or an affiliate of Bidder described in this MOU and have agreed, based on the circumstances existing at the date hereof, on an indicative timetable for the French Offer which is set out in Annex 4.

For the purposes of completing the Offers, the Parties also undertake to cooperate and promptly inform each other with respect to issuing all notifications, making any requests and obtaining all necessary approvals and authorizations under all laws and regulations of any relevant jurisdictions and each of the Parties shall, provided that it does not have adverse consequences for such Party or any member of its group: (i) use commercially reasonable efforts to obtain, as soon as practicable after the date of this MOU, all necessary no-action letters, approvals and authorizations from governmental entities, including the European Commission, the US Department of Justice and any other local antitrust authority; and (ii) take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity.

Each Party shall promptly notify the other Party: (i) if and to the extent it becomes aware that any information supplied by it or included in filings with the AMF in respect of the French Offer or with the SEC in respect of the U.S. Offer shall have become false or misleading in any material respect; and (ii) upon the receipt of any comments from the AMF or the SEC or any request from the AMF or the SEC for amendments or supplements to filings, in each case, in respect of the French Offer or the U.S. Offer.

To the extent permitted by applicable laws and regulations, Target shall give Bidder the opportunity to consult with Target with respect to any litigation commenced prior to, on or after the signing of this MOU, against Target or any of its officers or directors by any holder of Shares, Target’s ADSs, Warrants or Stock Options relating to this MOU, the Offers or otherwise, and shall not settle or offer to settle any such litigation without the prior written consent of Bidder (not to be unreasonably withheld or delayed).

6.                                               TERMINATION

6.1                                        Automatic Termination

This MOU shall terminate automatically (de plein droit) on 31 December 2009, or upon the occurrence of any of the following if earlier:

(i)                           the conditions precedent set forth in Article 1 are neither fulfilled nor waived by the Bidder on or prior to 15 September, 2008;

(ii)                        one of the Offers lapses or is not successful, as a consequence of the failure to satisfy one of the conditions thereto;

(iii)                     the prior authorization of the French Ministry of Economy pursuant to the foreign investment control regulations is not obtained (or deemed obtained) without any reservation or condition which may have adverse consequences (other than minor and irrelevant adverse consequences) on Target or any member of its group, on or before two months and one trading day after the filing of the French Offer with the AMF; or

(iv)                    the French Offer is withdrawn by Bidder pursuant to article 232-11 of the AMF Regulation.

6.2                                        Termination at option of Bidder

This MOU shall terminate, at the option of Bidder, if:

(i)                          there is a Material Adverse Effect before the filing of the French Offer;

(ii)                        Target has not complied with its obligations under Articles 3.1.4 and 3.1.5;

(iii)                     a third party files a tender offer for Target before Bidder has filed the French Offer and it has been declared compliant by the AMF (irrespective of whether any challenge is or may be made to such compliance decision);

(iv)                    Target has implemented measures to modify its substance, within the meaning of Article 232-11 of the AMF Regulation; or

(v)                       the representations and warranties under Article 3.1.7 are inaccurate as of the date of the Board Recommendation provided however that Bidder may not terminate this MOU for a minor and irrelevant breach of such representations and warranties.

6.3                                        Termination at option of Target

This MOU shall terminate, at the option of Target: if Bidder fails, other than because of a failure of Target to provide information requested in good faith by Bidder, to (a) file a request for the prior authorization of the French Minister of Economy pursuant to the foreign investment control regulations at the latest on the day of the filing of the French Offer with the AMF; and / or (b) file the French Offer at the latest five (5) French trading days following the date of the fulfilment or the waiver of the conditions stipulated in Article 1.

6.4                                        Effect of Termination

Any termination of this MOU (including any termination of this MOU in accordance with Article 6.1, 6.2 or 6.3) shall be without prejudice to the provisions of the Confidentiality Agreement and the provisions of Articles 3.3 (to the extent that an event triggering the payment of a Break Fee has occurred on the same day as, or before, such termination), 6, 8 and 9 of the MOU, which shall remain in force in accordance with their terms.

If this MOU is terminated in accordance with Article 6.1, 6.2 or 6.3, such termination shall not release the Target or Bidder respectively from liability for any breach of this MOU that has arisen prior to such termination and Target shall be obliged to pay to Bidder the Break Fee if so required pursuant to any provision of Article 3.3.

7.                                               COMMUNICATION

7.1                                        Joint Press Release

The Parties hereby agree that they will publish a joint press release upon signing this MOU, pursuant to the draft set forth in Annex 5.

7.2                                        Joint Analysts and Media Presentation; Road Shows

Executives from both Parties will participate in media presentations and road shows sponsored by Bidder to explain the French Offer and the U.S. Offer.

7.3                                        Other Communications

Except as may otherwise be required by applicable laws or regulations or expressly provided for in this MOU, the Parties hereby agree that they will, to the extent reasonably possible, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this MOU, the French Offer or the U.S. Offer.

8.                                               NOTICES

All notices or communications made pursuant to this MOU must be addressed by registered letter, return receipt requested, and shall be deemed effective upon receipt, unless they are preceded by a fax transmission, in which case they shall be deemed effective upon being sent.  Said notices shall be sent to each Party address referred to above, and, as the case may be, to the following individuals and their corresponding fax numbers, unless notified otherwise as indicated above:

•	To Bidder:
International Business Machines Corporation
New Orchard Road
Armonk, New York, 10504

Attention:
David L. Johnson
Vice President, Corporate Development,
Fax: 914-499-7803

with a copy to:

Gregory C. Bomberger
Vice President & Assistant General Counsel,
Corporate Development
Fax: 914-499-6006

and with a copy to:

Gide Loyrette Nouel
To the attention of Youssef Djehane and Stéphanie de Robert Hautequère
Fax:+33 1 49 53 02 37
Email: djehane@gide.com; roberthautequere@gide.com

•	To Target:
To the attention of Pierre Haren
Fax:+33 1 49 08 35 10
Email: pharen@ilog.com

with a copy to:

Paul, Hastings, Janofsky & Walker LLP:
To the attention of Erwan Barre and Scott R. Saks
Fax:+33 1 78 40 46 38 (Erwan Barre) ;+1 (212) 230 7760 (Scott R. Saks)
Email: erwanbarre@paulhastings.com ; scottsaks@paulhastings.com

Any fax shall also be copied in an email to the email addresses set forth above, but such email shall not be treated as official notice.

9.                                               GOVERNING LAW AND DISPUTES

9.1                                        This MOU is a legally binding agreement between Bidder and Target and shall be governed by and interpreted in accordance with French law.

9.2                                        Subject to Article 9.3, all disputes arising out of or in connection with this MOU shall be submitted and finally settled by litigation in the French courts.

9.3                                        The Parties agree that, before initiating proceedings in accordance with Article 9.2 herein, each Party shall attempt in good faith to settle amicably the dispute that arose out of or in connection with this MOU.  Should the dispute not be settled 15 days after the first written request by any Party for amicable settlement in compliance with this Article 9.3, each Party will be free to initiate proceedings in accordance with Article 9.2 herein.  For this purpose, the Target CEO and the General Manager of Bidder’s software group, or such person as shall be nominated by him, shall be the resolution participants for such dispute resolution.

9.4                                        For the purposes of this MOU, Bidder elects to be domiciled at Tour Descartes, 2, avenue Gambetta, La Défense 5, 92400 Courbevoie Paris, France (with any communication regarding this MOU sent or delivered to such address to be for the attention of Didier Legrez, IBM directeur juridique). No change of domicile shall be binding on Target unless Bidder’s new domicile is located in Paris, France.

Entered into in Paris

On July 27, 2008

In two (2) original copies

International Business Machines Corporation

By:	/s/ David L. Johnson

Name: David L. Johnson

Title: Vice President, Corporate Development

ILOG S.A.

By:	/s/ Pierre Haren

Name: Pierre Haren

Title: Chairman and Chief Executive Officer

LIST OF ANNEXES

Annex 1:	Definitions

Annex 2:	Key terms and conditions of the French Offer and the U.S. Offer

Annex 3:	Treatment of Existing Stock Options and Free Shares

Annex 4:	Indicative timetable

Annex 5:	Draft press release to be published upon signature of the MOU

ANNEX 1

DEFINITIONS

The following definitions apply throughout this MOU unless the context requires otherwise.

“AMF” means the “Autorité des Marchés Financiers”;

“AMF Regulation” has the meaning given to it in recital E;

“Benefits” has the meaning given to it in Article 4(a);

“Bidder” means International Business Machines Corporation, a New York corporation, having its registered office at New Orchard Road, Armonk, New York, 10504;

“Bidder French Offer Documents” has the meaning given to it in Article 2.2.1;

“Bidder U.S. Offer Documents” has the meaning given to it in Article 2.2.1;

“Board Recommendation” has the meaning given to it in Article 1;

“Break Fee” has the meaning given to it in Article 3.3;

“Confidentiality Agreement” means the confidentiality agreement dated 6 November 2007 between Target and Bidder (as amended from time to time);

“EEA” means the European Economic Area;

“Employees” has the meaning given to it in Article 4(a);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Existing D&O Policy” has the meaning given to it in Article 3.2.4;

“Fairness Opinion” has the meaning given to it in recital E;

“Free Shares” means the 358,000 outstanding restricted stock units granted by Target;

“French Offer” has the meaning given to in Article 2.2.1;

“Independent Expert” has the meaning given to it in recital E;

“Material Adverse Effect” means any fact, change, development, event, occurrence or effect that, individually or in the aggregate, is reasonably likely to (i) result in a material adverse effect on the business, assets, properties or financial condition of Target and its subsidiaries, taken as a whole, or (ii) result in a material impairment on the ability of Bidder and its subsidiaries to continue operating the business of the Target and its subsidiaries after the closing of the Offers in substantially the same manner as it was operated immediately prior to the date of this MOU; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (1) general, legal, market, economic or political conditions affecting the industry in which the Target primarily operates to the extent they do not disproportionately affect the Target and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Target primarily operates, (2) changes affecting the economy, or financial or capital markets, in Europe or the United-States to the extent they do not disproportionately affect the Target and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Target primarily operates, (3) the pendency or announcement of this MOU, including without limitation any customer, employee or supplier reaction to the identity of Bidder, (4) any change in applicable accounting requirements or principles which becomes effective after the date of this MOU, or (5) actions or omissions of Target contemplated by this MOU or taken with the approval or consent of Bidder;

“MOU” has the meaning given to it in recital D;

“NASDAQ” means the NASDAQ Stock Market LLC;

“Offers” has the meaning given to it in recital D;

“Representatives” shall mean such party’s affiliates and the agents, directors, officers, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of such party and its affiliates;

“SEC” means the U.S. Securities and Exchange Commission;

“Settlement Date” has the meaning given to it in Article 2.2.4;

“Takeover Proposal” means any inquiry, proposal or offer from any person (other than Bidder) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including, without limitation, any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Target and its subsidiaries, taken as a whole, for the fiscal year ended June 30, 2007, or (B) 5% or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, Target or any class of capital stock of, or other equity or voting interests in, any of Target’s subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above, in each case other than the Offers;

“Target” means ILOG S.A., a French company, registered with the Créteil Registry under number 340 852 458, having its registered office at 9 rue de Verdun, 94250, Gentilly;

“Target’s ADSs” means Target’s American Depositary Shares;

“Target Board” has the meaning given to it in recital E;

“Target French Offer Documents” has the meaning given to it in Article 3.2.1;

“Target Schedule 14D-9 Documents” has the meaning given to it in Article 3.2.2;

“Target’s Shares”, “Target Shares” or “Shares” means all outstanding ordinary shares issued by Target, including the Treasury Shares existing at the date hereof, as well as any additional Target ordinary shares issued before the close of the re-opening of the French Offer following the exercise of Warrants and/or Stock Options;

“Target’s Warrants” or “Warrants” means of all outstanding warrants issued by Target;

“Target’s Stock Options” or “Stock Options” means of all stock options plans and all options to purchase or to subscribe for Shares granted to Target employees, directors or other officers;

“Treasury Shares” means Shares held, from time to time, by Target or any member of Target’s group; and

“U.S. Offer” has the meaning given to it in Article 2.2.1.

ANNEX 2

KEY TERMS AND CONDITIONS OF THE FRENCH OFFER AND THE U.S. OFFER

Maximum number of shares to be purchased in the French Offer and the U.S. Offer (either directly or through ADS)	23,109,853 Shares (including 19,208,848 issued Shares+ 3,647,005 Shares to be issued upon exercise of Stock Options+ 254,000 Shares to be issued upon exercise of Warrants)

Maximum number of Warrants to be purchased in the French Offer and the U.S. Offer	254,000 Warrants

Price per Share	EUR 10.00 (with all rights attached, including any annual dividend for the year end 2008)

Price per ADS	USD equivalent of EUR 10.00 based on the EURO/USD exchange rate as of the settlement of the Offers

Price per Warrant 2003 n°1	EUR 0.50

Price per Warrant 2003 n°2	EUR 0.50

Price per Warrant 2004	EUR 0.65

Price per Warrant 2005	EUR 0.50

Price per Warrant 2006	EUR 0.83

Price per Warrant 2007	EUR 1.93

Minimum tender condition

Bidder will only proceed with the Offers if  Bidder has the right to hold (est en mesure de detenir) Shares representing, at the date of the closing of the French Offer, at least 66.67% of the share capital and voting rights of Target on a fully-diluted basis.

For the purposes of the calculation of this 66.67% threshold, the following will be taken into consideration:

•      as numerator, the sum of (i) Treasury Shares not required to satisfy, before the closing of the French Offer, rights under Stock Option plans, Free Share allotment plans, or the liquidity agreement which ZION entered into with Oddo Corporate Finance, and (ii) the total number of Shares validly tendered to the French Offer and the US Offer (including the Shares represented by ADSs) and the total number of Shares to be issued upon exercise of the Warrants validly tendered to the French Offer, as of the date of the closing of the French Offer and prior to its reopening; and

•      as denominator, the sum of (i) the total number of outstanding Shares on the date of the closing of the French Offer, including the Shares represented by ADSs and Treasury Shares and (ii) the maximum number of Shares to be issued upon the exercise of all Stock Options and Warrants, whether or not exercisable, as of the date of the closing of the French Offer and prior to its reopening.

Antitrust condition to closing of the Offers

Closing of the Offers shall be subject to:

(i)    the authorisation of the competent US anti-trust authorities or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and to

(ii)   the authorisation of the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No.139/2004.

ANNEX 3

TREATMENT OF EXISTING STOCK OPTIONS AND FREE SHARES

•                  Stock options

Accelerated vesting

The Target Board shall, before the opening of the French Offer, modify the terms and conditions of all Target stock option plans with the effect that (i) all the Stock Options shall be exercisable as of the date of the opening of the French Offer until seven (7) trading days prior to the closing of the reopened French Offer pursuant to article 232-4 of the AMF General Regulation; and (ii) thereafter, any Stock Options outstanding held by any person (other than a person whose only interest, present or potential, in the share capital of Target just before the modification referred to above was stock options vested and in the money based on the price of the French offer) shall expire and shall not be exercisable.

Stock Options Out of the Money

If the Offers are successful, each beneficiary of Stock Options with an exercise price superior to EUR 9.50 that have not been exercised by the date seven (7) trading days prior to the closing of the reopened French Offer pursuant to article 232-4 of the AMF General Regulation (the “Stock Options Out of the Money”) shall be offered by Target a payment in cash equal to EUR 0.5 per Stock Option Out of the Money in consideration for the immediate and irrevocable waiver of their rights in connection with all such options, such payment being made as follows:

50% of such payment shall be made three (3) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulation) and 50% of such payment shall be made nine (9) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulation), provided that the relevant payment is to be made only if such beneficiary is still an employee of Target and that no beneficiary of Stock Options out of the Money shall receive in aggregate more than EUR 10,000, or less than EUR 1000, in respect of all such Stock Options Out of the Money held by him.

•                  Free Shares

If the Offers are successful, the beneficiaries of the 358,000 outstanding restricted stock units granted by Target (the “Free Shares”) shall be offered by Target a payment in cash equal to EUR 10 per Free Share within three (3) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulation), in consideration for immediate and irrevocable waiver of all their rights in connection with such Free Shares, provided that the relevant payment is to be made only if such beneficiary is still an employee of Target.

ANNEX 4

INDICATIVE TIMETABLE

CONTEMPLATED DATES	LATEST DATES	EVENTS

July 28	July 28	Signature of MOU and publication of a joint press release by Bidder and Target

July 29/August 25	July 29/ September 12

Contact with corporate and institutional shareholders of Target in order to obtain undertakings to tender their Shares to the Offers

EU and US antitrust pre-filings

Preparation/finalization of Bidder and Target offer documents (France – US)

Contact with French Ministry of Economy

Finalization of Fairness Opinion

August 25	September 15	Target Board Recommendation

August 26	September 16

Filing by Bidder with the AMF of the Bidder French Offer Documents

Filing by Target with the AMF of the Target French Offer Documents

Filing by Bidder of request for prior authorization with French Ministry of Economy

September 12	September 30	AMF compliance decision (“décision de conformité”) on French offer, including approval on Bidder French Offer Documents and Target French Offer Documents

September 15	October 1st

Publication by the AMF of a notice stating the opening of the French Offer and its timetable.

Publication by Bidder of the Bidder French Offer Documents

Publication by Target of the Target French Offer Documents

September 16	October 2nd	Opening of the French Offer

ANNEX 5

DRAFT PRESS RELEASE

[omitted]

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.